06019568

ZURICH

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 2 6 2006
WASH. D.C. 185

Your reference File No. 82-5089
Our reference TS/sj
Date 12/22/2006

SUPPL

**Zurich Financial Services / File No. 82-5089;**
**Information furnished to maintain Rule 12g 3-2 (b) exemption**

Zurich Financial Services
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)44 625 25 25
http://www.zurich.com

Dir. phone +41 (0)44 625 2839
Dir. fax +41 (0)44 625 2839
Thiemo.Sturny
@zurich.com

Dear Sir or Madam

Enclosed herewith please find the English version of the following news release:

"Zurich acquires leading Spanish surety company ", dated December 22, 2006.

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Department

PROCESSED
JAN 0 5 2007
THOMSON FINANCIAL

Thiemo Sturny

Enclosure

46674-04

# *News Release*

ZURICH®

## Zurich acquires leading Spanish surety company

**Zurich Financial Services**
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN
Valor: 001107539

**Media Relations**
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

**Investor Relations**
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, December 22, 2006 – Zurich Financial Services Group (Zurich) has announced today that it has signed an agreement for the purchase of 100 percent of ACC Seguros y Reaseguros de Daños, S.A. in Spain. The acquisition of ACC, a leading surety writer based in Galapagar (Madrid), will position Zurich as the leading writer of surety insurance in Spain. The transaction also reflects the strategy of Zurich's business division Europe General Insurance (EGI) to further expand its footprint in the European Credit & Surety (C&S) market.

Dieter Wemmer, CEO of EGI, said: "The acquisition of ACC marks another step in our pursuit of continued profitable growth and of delivering service excellence in Credit & Surety throughout our chosen markets. With this acquisition, Zurich will become the leading surety insurance company in Spain. Further it will enlarge our already established activities as the 4th largest provider in the C&S field in Europe. Customers in Spain will benefit from Zurich's underwriting capacity and international surety experience and network."

ACC will become part of the Europe-wide Center of Excellence for the C&S business in Frankfurt (Germany). The Center of Excellence is responsible for all C&S activities within EGI and is headed by Dr. Marita Kraemer. The acquisition of ACC will not only diversify further the existing Spanish surety portfolio but will also lead to the enhancement of the Center of Competence for surety insurance in the Iberian region.

Family-owned ACC has been in business for almost 20 years with branches in Madrid, Sevilla and Valencia, and has currently an annual premium income of approximately EUR 15 million. The parties have agreed not to disclose the price of the transaction which is expected to close early in 2007 shortly after receipt of Spanish regulatory approvals.

**Zurich Financial Services Group (Zurich)** is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 55,000 people serving customers in more than 120 countries.